Marlin Technology Corporation

338 Pier Avenue

Hermosa Beach, CA 90254

January 11, 2021

VIA EDGAR

United States Securities and Exchange

Commission Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Long

Re:	Marlin Technology Corporation

  Registration Statement on Form S-1 Filed November 24, 2020, as amended

  File No. 333- 250935

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Marlin Technology Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 12, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler at (212) 446-4660 and Jennifer L. Lee at (212) 909-3021, of Kirkland & Ellis LLP, special counsel to the Company, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Nick Kaiser
Nick Kaiser
Chief Executive Officer